SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                         Goodrich Petroleum Corporation
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                                (Name of Issuer)

                          Common Stock, Par Value $0.20
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                         (Title of Class of Securities)

                                   382410 10 8
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                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 13, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 382410  10  8

                                  SCHEDULE 13D

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CUSIP No. 382410  10  8                                Page 2 of 5 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Patrick E. Malloy

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [ ](b) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)
     PF

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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                7     SOLE VOTING POWER
                      4,715,839*

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          0
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON             4,715,839*
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,715,839*

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       25.5  %

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14     TYPE OF REPORTING PERSON (See Instructions)
       IN

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* Mr. Malloy disclaims beneficial ownership of the 74,850 shares of Common Stock and 23,545 shares of Preferred Stock, which are held in a trust for Katherine C. Malloy and the 74,850 shares of Common Stock and 23,545 shares of Preferred Stock, which are held in a trust for Maggie Malloy.

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CUSIP No. 382410  10  8                                Page 3 of 5 Pages
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                                  SCHEDULE 13D
                                AMENDMENT NO. 10

INTRODUCTION

      This Amendment No. 10 relates to the Schedule 13D originally filed on behalf of Patrick E. Malloy (the "Reporting Person") with the Securities and Exchange Commission on October 28, 1999. The text of Items 3, 4, and 5 of the
Schedule 13D is hereby amended as follows:

ITEM 3 SOURCE AND AMOUNT OF FUNDS

      The net investment cost (excluding commissions) of the shares of Common Stock referred to in Item 5(c) below was $1,406,362. The source of funds for this consideration was personal funds.

ITEM 4 PURPOSE OF THE TRANSACTION

      In accordance with the terms of the Purchase Agreement (the "Agreement"), dated as of May 9, 2003, by and among Hambrecht & Quist Guaranty Finance, LLC, Donald M. Campbell, Alps Investments, LLC, Campbell Associates, Donald M. Campbell Money Purchase Pension Plan, Daniel H. Case III Living Trust U/A Dated 7/17/00, Estate of Daniel H. Case III, Stacey B. Case Living Trust, Michael D. Fulton, Katheryn E. Cole, Laurence L. Spitters (collectively, the "H&Q Parties"), El Coronado Holdings, LLC, the Reporting Person, Muscular Dystrophy Association, Louis Benzak, John Callaghan, Ted Hartley, Maggie Malloy, Katherine Malloy, Sheldon Appel, Michael Corbett, Neil Rego, The Gerald and Gloria Lushing Trust of 1982, Walter G. Goodrich, Robert C. Turnham (collectively, the "Buyers"), Goodrich Petroleum Corporation (the "Company") and Guaranty Finance Management, LLC, solely in its capacity as the Hambrecht & Quist Representative ("Guaranty Finance"), the Buyers delivered a notice to Guaranty Finance exercising their Second Call Option, as defined in the Agreement, to purchase all shares of common stock from the H&Q Parties set forth under "Upon Exercise of the Second Call Option" on Exhibit C to the Agreement. Pursuant to the exercise of such Second Call Option, the Reporting Person purchased 312,250 shares of Common Stock from the H&Q Parties on April 13, 2004.

      A copy of the Purchase Agreement was filed as Exhibit A to Amendment No. 8 to this Schedule 13D.

      The Reporting Person has acquired his beneficial ownership in the shares of Common Stock for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of
Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

                                  SCHEDULE 13D

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CUSIP No. 382410  10  8                                Page 4 of 5 Pages
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      (a) According to the Corporation's Form 10-K for the fiscal year ended
December 31, 2003, as of April 19, 2004 the Corporation had issued and outstanding 18,506,354 shares of Common Stock.

      The Reporting Person is the beneficial owner of 4,715,839 shares of Common Stock or 25.5% of the outstanding Common Stock, consisting of: (a) 3,991,239 shares of common stock held by Patrick E. Malloy on his own behalf, (b) 50,676 shares of common stock issuable upon conversion of 122,850 shares of Series A preferred stock, (c) warrants to purchase 330,000 shares of common stock, (d) 74,850 shares of common stock held in a trust for the benefit of Katherine C. Malloy, (e) 9,712 shares of common stock issuable upon conversion of 23,545 shares of Series A Convertible Preferred Stock held in a trust for the benefit of Katherine C. Malloy, (f) 74,850 shares of common stock held in a trust for the benefit of Maggie Malloy, (g) 9,712 shares of common stock issuable upon conversion of 23,545 shares of Series A Convertible Preferred Stock held in a trust for the benefit of Maggie Malloy, (h) options to purchase 10,000 shares of common stock, (i) power of attorney over 82,400 shares owned by Maggie Malloy, and (j) power of attorney over 82,400 shares owned by Katherine Malloy.

      (b) The Reporting Person has the sole power to vote, or to direct the vote of, 4,551,039 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 4,551,039 shares of Common Stock.

      (c) On April 13, 2004, the Reporting Person purchased 312,250 shares of Common Stock at a purchase price of $4.05 per share pursuant to the Purchase Agreement.

      On April 13, 2004, the Reporting Person's daughter, Maggie Malloy, purchased 17,500 shares of Common Stock at a purchase price of $4.05 per share pursuant to the Purchase Agreement, to which the Reporting Person has power of attorney.

      On April 13, 2004, the Reporting Person's daughter, Katherine Malloy, purchased 17,500 shares of Common Stock at a purchase price of $4.05 per share pursuant to the Purchase Agreement, to which the Reporting Person has power of attorney.

                                  SCHEDULE 13D

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CUSIP No. 382410  10  8                                Page 5 of 5 Pages
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Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 16, 2004


                                           /s/ Patrick E. Malloy
                                          ---------------------------
                                          PATRICK E. MALLOY